NOVAWEST RESOURCES INC.

Suite 1000, Th[illegible] Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
te: www.novawest.com E-Mail: novawest@novawest.com


03029450

For Immediate Release

$576,000 PRIVATE PLACEMENT

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

July 14, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces a non-brokered Private Placement, subject to regulatory approval, through the issuance of 1,200,000 units at a price of $0.48 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of one year at a price of $0.50 per share. The private placement will be blended, whereby each initial share of the units issued will be ninety percent flow-through and ten percent non flow-through. The shares issued upon exercise of the warrants will be one hundred percent flow-through. A finder's fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. Proceeds of the flow-through portion of the financing will be applied to the Company's Canadian exploration projects and the balance will be added to working capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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